Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Amsterdam, September 30, 2015

Re:	Koninklijke Philips N.V. – Form 20-F for the Fiscal Year Ended December 31, 2014 – Filed February 24, 2015 (File No. 001-05146-01)

Dear Mr. James,

Thank you for your letter dated September 8, 2015 setting forth two additional comments regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”) of Koninklijke Philips N.V. (“Philips” or the “Company”).

To facilitate your consideration of Philips’ response, we have included your comments below, followed by Philips’ response.

Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In our response to the Staff’s comments, we may amend the wording of certain disclosures in our future filings. We would do that to respond to the comments and not because we believe our prior filings are deficient or inaccurate.

Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient or inaccurate.

*****

Form 20-F for the Year Ended December 31, 2014

Item 18. Financial Statements

Note 19. Provisions

Litigation provisions, page 176

1.	In response to comments 1, 2, and 3, you told us about how you classify and present provisions and payables in your financial statements. In future filings please provide a similar explanation to show the link between your provisions and other liabilities, including reconciling the total provision for the period to your rollforward schedule. Also, where you reclassify amounts, please label the amounts as reclassified and not as utilizations.

Response:

In addition to the disclosure included in the 2014 20-F, Philips proposes in future filings to disclose additional explanations in Note 1 Significant accounting policies. The Company would add, in the provisions section of this note, language to the effect of the following: ‘Due to the nature of litigation, at the point the amount and timing of cash outflow are no longer uncertain, the relevant position is transferred to other liabilities. Settlements which are agreed for amounts in excess of existing provisions are reflected as increases of other liabilities.’

Furthermore, in case of transfers, Philips would add in Note 21 Provisions- the litigation provisions section- an additional explanation of the reconciliation to the related Note 6 Income from Operations and Note 22 Other liabilities.

Finally, in case of transfers, Philips would add an additional line to the rollforward schedule of litigation provisions in Note 21 which would be captioned as ‘Transfers from provisions to Other Liabilities’.

Note 26. Contingent Assets and Liabilities

Legal Proceedings, page 184

2.	With respect to your response to comment 4, please explain why you only select the more significant cases and not all significant cases. Further explain to us how you considered the requirements in IAS 37.86 which refer to providing certain disclosures for each class of contingent liability unless the possibility of any outflow in settlement is remote.

Response:

At the time of the preparation of the financial statements, the Company makes an assessment of each class of contingent liabilities according to IAS 37 paragraph 86. The cases disclosed by the Company (referred to as ‘more significant’ in our 2014 Form 20-F) are those cases which met the following criteria:

1.	The probability of outflow of economic resources is assessed as probable or possible;

2.	The estimated impact of such cash outflow may be significant to the Company’s consolidated financial position, results of operations and cash flows. (This also follows the principles as mentioned in the SEC Form 20-F instructions, item 8-A7).

In applying the above criteria in its assessment, the Company disclosed all cases which may have, or have had in the recent past, a significant impact on the Company’s consolidated financial position, results of operations and cash flows.

To avoid potential confusion, however, we propose to replace the following sentence in the 2014 Form 20-F ‘Provided below are the disclosures of the more significant cases’ in future filings with language to the effect of the following: ‘While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, the Company is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on the Company’s consolidated financial position, results of operations and cash flows.’

*****

Please direct any questions or comments regarding this letter to me or Mrs. Shalene Koster, Head of Technical Accounting and Oversight, at + 31 20 59 77 142. We are available to discuss any of the foregoing with you at your convenience, and we thank you again for your consideration of our response to the comments of the staff.

Very truly yours,

/s/ Ron Wirahadiraksa

Ron Wirahadiraksa

Executive Vice President and Chief Financial Officer

Copyholders SEC Comment Letter Mr. Ron Wirahadiraksa to Mr. Martin James – September 30, 2015

Lynn Dicker

Kate Tillan

(Securities and Exchange Commission)

Delwin Witthoft

Shalene Koster

Marnix van Ginneken

Hessel Hilarides

(Koninklijke Philips N.V.)

John O’Connor

(Sullivan & Cromwell LLP)

Erik Weusten

(KPMG Accountants N.V.)